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July 24, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

Re:                             Liberty Broadband Corporation, Registration Statement on Form S-1

On behalf of our client, Liberty Broadband Corporation (“Broadband”), a wholly-owned subsidiary of Liberty Media Corporation (“Liberty”), we enclose herewith for filing under the Securities Act of 1933, as amended, Broadband’s Registration Statement on Form S-1 (the “Form S-1”) relating to the registration of the issuance of (i) Broadband’s Series A common stock, par value $.01 per share, (ii) Broadband’s Series B common stock, par value $.01 per share, (iii) Broadband’s Series C common stock, par value $.01 per share (together with Broadband’s Series A common stock and Broadband’s Series B common stock, the “Broadband Common Stock”), and (iv) transferable subscription rights to purchase shares of Broadband’s Series C common stock (the “Series C Rights”), in connection with Liberty’s contemplated spin-off of Broadband (the “Spin-Off”).

The board of directors of Liberty has determined to spin off Broadband by distributing (the “distribution”), as a dividend, the Broadband Common Stock and the Series C Rights to the holders of Liberty’s Series A common stock, Series B common stock and Series C common stock (together, the “Liberty Common Stock”).  If all conditions to the Spin-Off are satisfied or waived by the board of directors of Liberty in its sole discretion, at 5:00 p.m., New York City time, on a date to be determined by the board of directors of Liberty,  for each whole share of Liberty’s Common Stock held on a record date and time to be determined by the board of directors of Liberty (the “record date”), such holder will receive (a) one-fourth of a share of the corresponding series of Broadband Common Stock, and (b) one Series C Right for every five shares of such series of Broadband Common Stock received in the distribution. In a rights offering to be conducted following the distribution, each whole subscription right will entitle the holder thereof to acquire one share of Broadband’s Series C common stock at a subscription price to be determined following the distribution (together with the distribution, the “Transaction”). More information concerning the Transaction, as well as the businesses, assets and any related liabilities of Broadband following the Spin-Off, can be found in the Form S-1 filed herewith.

We have been advised that a filing fee in the amount of $619,370 has been paid in connection with the filing of the Form S-1 by wire transfer from Liberty’s account at U.S. Bank in Denver to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis.  U.S. Bank was instructed to note that Broadband’s Central Index Key (CIK) is 0001611983.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2503, Fax: (212) 259-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:              Liberty Broadband Corporation

Richard N. Baer

KPMG LLP

H. Michael Keys